Exhibit 99.1

Alcon’s UK Operations Resume after Oil Depot Explosion

HUNENBERG, Switzerland – December 15, 2005 – Alcon, Inc. (NYSE:ACL) has resumed commercial operations in the United Kingdom following the temporary closure of its office and warehouse due to the fires and explosions at the Buncefield oil depot in Hemel Hempstead, England. These fires began on Sunday, Dec. 11 forcing the closure of the industrial park.

As soon as Alcon learned of the disaster, it immediately initiated a pre-existing emergency and business recovery plan to assure the continuation of its business operations. The company has activated its plants around the world to replenish product inventory and to ship priority orders for the United Kingdom. So far, these actions have mitigated the impact of this event on the ophthalmic and optometric needs of Alcon’s customers and their patients.

Alcon has established temporary offices at an IBM facility in Milton Keynes and the company’s regular telephone and fax lines for the United Kingdom are operational. Alcon is in negotiations with several parties to locate appropriate temporary warehouse space to allow it to quickly return to full and normal order processing and shipping, while it assesses the extent of damages to the facility and its contents. There were no injuries to Alcon employees.

About Alcon

Alcon is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon employs approximately 130 people in the United Kingdom.

For information, contact:

Carol Massey,

Director, Strategic Corporate Communications

(817) 551-8058

carol.massey@alconlabs.com

www.alconinc.com